Exhibit 15.4

Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

March 15, 2016

VIA EDGAR AND OVERNIGHT MAIL

Ms. Kim McManus Senior Attorney U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Midland Opportunistic REIT, LLC (f/k/a Fundrise Pacific Northwest Opportunistic Multifamily, LLC) Draft Offering Statement on Form 1-A

Submitted January 19, 2016
CIK No. 0001661023

Dear Ms. McManus:

This letter is submitted on behalf of Fundrise Midland Opportunistic REIT, LLC, formerly known as Fundrise Pacific Northwest Opportunistic Multifamily, LLC, (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 12, 2016 (the “Comment Letter”) with respect to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001661023) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on January 19, 2016, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently submitting for non-public review Amendment No. 1 to the draft Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Kim McManus

Division of Corporation Finance

March 15, 2016

General

1.	We note that you have included disclosure indicating that you may invest in real estate-related debt. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.

Response to Comment No. 1

The Company has advised that it expects all of its assets, other than cash held by it directly, to be held through its wholly-owned and majority-owned subsidiaries (“Subsidiaries”). The Company expects its Subsidiaries to qualify for the exclusion from regulation as an investment company afforded by Section 3(c)(5)(C) of the Investment Company Act.

Section 3(c)(5)(C) generally excludes from the definition of investment company any company that is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interest in real estate”. The Staff has provided guidance through various interpretive and no-action letters on the meaning of being engaged primarily in the business of purchasing or otherwise acquiring mortgage and other liens on and interests in real estate for purposes of Section 3(c)(5)(C). The Staff has stated that it would regard an issuer as being engaged primarily in said business if (1) at least 55% of the value of the issuer’s assets consists of real estate interests (“Qualifying Assets”), (2) at least 80% of the value of the issuer’s assets consists of investments in (a) Qualifying Assets plus (b) other assets that are not Qualifying Assets but are real estate-related assets (“Real Estate Related Assets”) and (3) no more than 20% of the value of the issuer’s assets consists of assets other than Qualifying and Real Estate Related Assets. (NAB Asset Corp., SEC No-Action Letter (June 20, 1981)). The Company expects its Subsidiaries to hold the commercial mortgage loans and other commercial real estate related assets that the Company originates or acquires under this exclusion.

Pursuant to the foregoing, the Company’s Subsidiaries will treat their real estate-related debt investments which will consist of first mortgage loans, B-Notes and mezzanine loans as Qualifying Assets as more fully described below.

•	First Mortgage Loans. The Subsidiaries will hold first mortgage loans that are fully secured by the real estate.

Ms. Kim McManus

Division of Corporation Finance

March 15, 2016

•	B-Notes. The Subsidiaries will hold B-Notes meeting the following criteria:
o	the applicable Subsidiary will perform the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;
o	the B-Notes will be fully secured by real property;
o	the B-Notes will provide the Subsidiary with the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower;
o	the Subsidiary will have approval rights in connection with any material decision pertaining to the administration and servicing of the mortgage loan and with respect to any material modification of the mortgage loan agreements; and
o	in the event the mortgage loan becomes non-performing, the Subsidiary will have effective control over the remedies relating to the enforcement of the mortgage loan including ultimate control of the foreclosure process. (Capital Trust, Inc. SEC No-Action Letter (Feb. 3, 2009)).

•	Mezzanine Loans. The Subsidiaries will hold mezzanine loans meeting the following criteria:
o	the mezzanine loans will be Tier 1 loans;
o	the mezzanine loans will be made specifically and exclusively for the financing of real estate;
o	the mezzanine loans will be underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;
o	the Subsidiary will exercise ongoing control rights over the management of the underlying property to the same extent as is customary for holders of a second mortgage (e.g., rights relating to the approval of major leases, budget improvements, capital expenditures and the application of insurance proceeds or condemnation awards as well as the right to replace the property manager in case of default on the loan);
o	the Subsidiary as lender will have the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;
o	the true measure of the collateral securing the loan will be the property being financed and any incidental assets related to the ownership of the property; and
o	the Subsidiary will have the right to foreclose on the collateral and, through its ownership of the property-owning entity, become the owner of the underlying property (Capital Trust, Inc. SEC No-Action Letter (May 24, 2007)).

Ms. Kim McManus

Division of Corporation Finance

March 15, 2016

2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response to Comment No. 2

In response to the Staff’s comment, the Company has reviewed the applicability of the tender offer rules to its share repurchase program in determining that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters and acknowledges that it is responsible for analyzing the applicability of the tender offer rules to its share repurchase program. The Company will contact the Division’s Office of Mergers and Acquisitions with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Corporation Finance.

3.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response to Comment No. 3

In response to the Staff’s comment, the Company has reviewed the applicability of Regulation M to its share repurchase program and acknowledges that it is responsible for analyzing the applicability of Regulation M to its share repurchase program.  The Company will contact the Division of Trading and Markets with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Market Regulation.

Ms. Kim McManus

Division of Corporation Finance

March 15, 2016

Offering Summary

Valuation Policies, page 19

4.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response to Comment No. 4

Please see Appendix A for the template the Company expects to use for future NAV disclosures.

Prior Performance Summary, page 125

5.	Please balance your disclosure in this section by including a discussion of the major adverse business developments experienced by any Originated Program, or advise us why you do not believe this disclosure is material. Refer to Section 8.A(2) of Industry Guide 5.

Response to Comment No. 5

In response to the Staff’s comment, the Company has reviewed Section 8.A(2) of Industry Guide 5 and does not believe any adverse business development or condition in the Originated Program requires additional disclosure in the “Prior Performance Summary”. However, in the Amended Submission, the Company has added disclosure in the “Management” section, as well as the “Subsequent Events” section of the Notes to the Financial Statements, to reflect the termination of Mr. Michael S. McCord as the Manager’s Chief Financial Officer and Treasurer and the appointment of Mr. Benjamin S. Miller as the Manager’s Interim Chief Financial Officer and Treasurer on February 9, 2016.

In addition, the Company has updated the prior performance disclosure through the end of fiscal year 2015 and has included a revised “Prior Performance Summary” and a revised “Appendix A: Prior Performance Tables” in the Amended Submission. The Company has modified the approach it used in preparing the prior performance tables, as it believes that the prior approach was overly conservative in that it did not include investments made by its sponsor and certain of its affiliates, which were on substantively the same terms and pari passu to the investments made by unaffiliated investors in the Prior Programs.

Ms. Kim McManus

Division of Corporation Finance

March 15, 2016

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Rise Companies Corp.

David Perechocky, Esq.

Goodwin Procter LLP

Appendix A

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of Fundrise Midland Opportunistic REIT, LLC and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	our quarterly net asset value (“NAV”) per common share;
•	the components of NAV as of ____, 20__;
•	[the status of our share redemption plan;]* and
•	[our historical share pricing information.]*

_______________________
*as applicable

Quarterly Pricing Supplement

As of ______, 20__, our NAV per common share is $____. This NAV per common share shall be effective through ________, 20__, unless updated to us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(In thousands, except per share numbers)	September 30, 2015	June 30, 2015
ASSETS:
Investments, at fair value	$222	$111
Real estate properties, at fair value	122	61
Loans and debt securities related to real estate, at fair value	50	25
Other real estate-related investments, at fair value	50	25
Non-real estate-related investments, at fair value	0	0
Cash and cash equivalents	222	111
Receivable for securities sold and principal repayments	222	111
Interest receivable	222	111
Total assets	888	444

LIABILITIES:
Payable for securities purchased	$22	$11
Distribution payable	22	11
Accrued interest payable	22	11
Accrued expenses and other liabilities	22	11
Total liabilities	88	44
NET ASSETS	$800	$400
Net assets consist of:
Member’s Equity (10,000 common shares at $10 per share)	$100	$100
Additional paid in capital	-	-
Retained earnings	700	300
NET ASSETS	$800	$400
NET ASSET VALUE PER SHARE	$80.00	$40.00

_________

Investments at Fair Value

We use fair value measurements to record certain Investments at fair value on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Changes in the fair value of the certain Investments are recognized, on a gross basis, in earnings.

We determine the fair value of certain Investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

Many of our Investments, measured at fair value, do not trade in an active market with readily observable prices. Accordingly, the fair values of certain Investments are determined using a direct capitalization model utilizing assumptions market participants experience resulting in changes in cap rates and other factors. Fair value measurements of these Investments use significant unobservable inputs and, accordingly, we classify them as Level 3.

We have ongoing monitoring procedures in place for our Level 3 assets that use such internal valuation models. These procedures are designed to provide reasonable assurance that models continue to perform as expected after approved. All internal valuation models are subject to ongoing review by business-unit-level management and the executive management team.

As of ____, 20__, the valuation of $__ million compares to a GAAP basis of real estate properties (before accumulated depreciation and amortization) of $___ million, representing an increase of approximately $___ million or __%. At [Date] and [Date], Investments measured at fair value on a recurring basis were:

Investments at Fair Value
	[Date]		[Date]
Aggregate investment stated value	$	[x,xxx]	$-
Fair valuation adjustments		-	-
Fair Value	$	[x,xxx]	$-

We determined the fair values of certain Investments using inputs and methods that are categorized in the fair value hierarchy, as follows (in thousands):

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Fair Value
December 31, 2014
Investments at fair value
December 31, 2013
Investments at fair value	$—	$—	$—	$—

Investments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. Our fair value approach for Level 3 instruments primarily uses unobservable inputs, but may also include observable, actively quoted components derived from external sources. The fair values of Investments are determined using a direct capitalization model, and other factors including the ability to generate a profit, ability to operate on a cash-flow positive basis and liquidity position.

Significant Unobservable Inputs

The following are key assumptions (shown on a weighted-average basis) about the unobservable inputs used for certain of our Level 3 fair value measurements at [Date] (in thousands):

Property	Type	Overall Cap Rate	Direct Cap Value
New York, NY	Office	7.25%	$1,230,000
Washington, DC	Retail	7.00%	$2,160,000
Los Angeles, CA	Multifamily	6.50%	$810,000
Chicago, IL	Industrial	7.25%	$1,000,000
Miami, FL	Office	5.50%	$1,060,000
Seattle, WA	Retail	6.50%	$820,000
Weighted Average Basis		___ %

A change in the rates used would impact the calculation of the value of our properties. For example, assuming all other factors remain constant, an increase in the weighted average annual overall capitalization rate of __% would reduce the value of our real properties as of ____, 20__ by approximately __%.

The valuation technique used for our Level 3 assets and liabilities, as presented in the previous table, is described as follows:

Direct Capitalization Method– Direct Capitalization techniques consist of developing a fair value amount for an asset by estimating current or future Net Operating Income for an asset and dividing this Net Operating Income by the prevailing market capitalization rate (“Overall Cap Rate”) for similar asset types and locations.

Significant unobservable inputs presented in the previous table are those we consider significant to the estimated fair values of the Level 3 assets and liabilities. We consider unobservable inputs to be significant, if by their exclusion, the estimated fair value of the Level 3 asset or liability would be impacted by a significant percentage change, or based on qualitative factors such as the nature of the instrument and significance of the unobservable inputs relative to other inputs used within the valuation. Following is a description of the significant unobservable inputs provided in the table.

Significant Recurring Level 3 Fair Value Asset and Liability Input Sensitivity

The direct capitalization technique that we use to determine the fair value of certain Level 3 Investments requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on fair value. Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. For example, changes in net operating income, or prevailing cap rates for a particular property type will change the estimated fair value of certain Investments. When multiple inputs are used within the valuation technique of an Investment, a change in one input in a certain direction may be offset by an opposite change in another input.

Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

May 24, 2016

VIA EDGAR AND OVERNIGHT MAIL

Ms. Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Midland Opportunistic REIT, LLC Amendment No. 1 to

Draft Offering Statement on Form 1-A

Submitted March 15, 2016
CIK No. 0001661023

Dear Ms. McManus:

This letter is submitted on behalf of Fundrise Midland Opportunistic REIT, LLC, (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 30, 2016 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001661023) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on January 19, 2016, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently submitting for non-public review Amendment No. 2 to the draft Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Kim McManus

Division of Corporation Finance

May 24, 2016

Notes to Balance Sheet

Note 5. Subsequent Events, page F-7

1.	We note the revision to your subsequent events footnote which reflects the termination of Michael McCord on February 9, 2016. Please tell us how the auditor determined it was not necessary to update the date of their report. Alternatively, include an updated audit report in the next amendment to your offering statement.

Response to Comment No. 1

In response to the Staff’s comments, the footnotes to the financial statements have been revised to remove the previously made revisions , which were erroneously included in such footnotes and which would require the auditor to update its report. In addition, the Company has included an unaudited subsequent event regarding the name change of the Company.

Appendix A: Prior Performance Tables

Table III – Operating Results of Prior Programs, page A-3

2.	Please revise Table III to provide distribution data per $1,000 invested, including separately quantifying each source of distributions. For example, please provide separately the distributions paid from (i) cash flow from operations, (ii) sale of assets, (iii) financing and (iv) offering proceeds. To the extent that fees were waived or reduced to fund distributions, please revise to clarify. Refer to Industry Guide 5 and CF Disclosure Guidance Topic No. 6.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised Table III to update the footnotes regarding the contribution of certain origination fees, advances made for the benefit of Noteholders, and the financing of certain draw reserves by our sponsor or its affiliates.

In addition, as discussed in a subsequent telephone conversation with the Staff, because investors did not invest into a single pooled vehicle, but rather purchased individual (predominantly debt) investments tied to particular real estate assets, our sponsor does not believe it is possible to accurately disclose the distribution data per $1,000 invested in the format required by Table III, and has thus declined to include such disclosure in Table III.

Ms. Kim McManus

Division of Corporation Finance

May 24, 2016

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Rise Companies Corp.

Matt Schoenfeld, Esq.

Goodwin Procter LLP